Form 6-K

Securities and Exchange Commision
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of The
Securities Exchange Act of 1934

For the month of July 2004	Commision file number 1-12260

DE RIGO S.P.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

For further information, please contact: Maurizio Dessolis Chief Financial Officer Tel 39 0437 7777 Fax 39 0437 770727 e-mail: investor@derigo.com NYSE: DER	26 July 2004 FOR IMMEDIATE RELEASE

DE RIGO
announces the signing of a distribution agreement with Viva

De Rigo and Viva have signed a distribution agreement to exploit the synergies between their respective distribution networks in the United States, Canadian, Italian and Greek markets.

As a result of this agreement, Viva will distribute De Rigo’s licensed brands Givenchy, Etro, Fila and Furla in the United States and Canada, while De Rigo will distribute Viva’s licensed brands Tommy Hilfiger, Guess and Gant in Italy and the Tommy Hilfiger brand in Greece. The contract will be effective starting September 2004.

The parties believe that this distribution agreement represents the first step in the process of realizing a strategic alliance that could potentially involve the combination of the two Groups’ wholesale and manufacturing businesses worldwide: De Rigo and Viva are continuing to work on developing optimal structures in order to obtain the highest level of synergies from their cooperation.

*****

De Rigo is one of the world’s largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Givenchy, Celine, Fendi and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Escada, Etro, Fila, Furla, La Perla, Mini and Onyx and its own brands Police, Sting and Lozza.

Viva International Group is a worldwide industry leader, with a dedicated office and direct sales force in the United States, Canada, Mexico, France, Italy, Brazil, Spain, Germany, Australia, Hong Kong, the United Kingdom and Japan. Viva also distributes to more than 50 countries around the globe. The current portfolio of fashion-forward eyewear includes: GUESS?, Tommy Hilfiger, Gant®, Candie’s®, Ellen Tracy, Magic-Clip®, Harley-Davidson®, Bongo®, Marc Ecko Scopes, Catherine Deneuve, Viva, and Savvy Eyewear.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2004	DE RIGO S.p.A.
By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer